October 28, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Justin Dobbie, Legal Branch Chief

Re:	Reraise Gaming Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed August 15, 2014
File No. 333-195651

Ladies and Gentlemen:

This letter sets forth the responses of Reraise Gaming Corporation (the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of August 29, 2014.  Each numbered paragraph below responds to the comment having the same number in the August 29 comment letter.

General

1.	Please update your financial statements, in accordance with Rule 8-08 of Regulation S-X, along with all related disclosures throughout the document. Your financial statements are currently stale.

Unaudited June 30, 2014 financial statements have been added.

2.
We note your response to our prior comment 3 that you have provided the address of your agent for service of process as your company address.  Please provide the address of your principal executive office.  In addition, please tell us, with a view towards revised disclosure, whether you have any affiliations, common directors, officers, promoters, investors or any other connections with Action Poker, LLC, Hecate Exploration, Gold Ridge Resources and any other companies for which Aspen Asset Management, Inc. serves as agent for service of process.  In this regard, we note your disclosure on page 17 that Mr. Camacho was previously an officer or director of Action Poker, LLC.

The Company’s address on S. Dean Martin Drive has been substituted for the previous address.  The Company has no affiliation with Hecate Exploration, Gold Ridge Resources or other corporations for which Aspen Asset Management, Inc. acts as registered agent.  Ron Camacho is president of Action Poker, LLC.  Action Poker LLC was originally organized to pursue the Company’s business plan.  However, it was then determined that the Action Poker domain name was unavailable.  So the Company was instead incorporated to pursue this business plan.
Action Poker LLC is presently inactive and Mr. Camacho does not spend any time on this company.

Business, page 4

3.
We note your revised disclosure on page 4 regarding your portfolio of games. Please tell us if all of these games are available on iTunes and the price of each game.  In addition, please clarify, if true, that “all flop” is the same game as “All Flop Holdem.” Your statement that all flop “is a great addition to [your] portfolio of Sin City Holdem, Yoyal Holdem and All Flop Holdem” suggests that “All flop” and “All Flop Holdem” are different games.

This disclosure has been added / clarified.

4.
We note your disclosure on page 4 that you “anticipate adding more patented card games to your portfolio.” However, based on your disclosure, it appears that you have obtained a trademark for only one of your games.  Please clarify whether you have obtained trademarks for the other games in your portfolio and, if true, clarify that you are registering trademarks and not obtaining patents throughout or advise.

Disclosure has been added listing each patent and trademark presently owned by the Company.

5.
We note your response to our prior comment 9 and reissue. On page 4, you state that you anticipate adding more games to your portfolio this year and next. Please quantify the number of card games you are currently developing or plan on purchasing, the expected date of completion of development or expected date of seeking games to purchase and a summary of where you are in the process of developing games or seeking games to purchase and what steps you will take to complete development of each game or to find games to purchase.  In addition, please include a cross-reference to your plan of operation in your MD&A section to a more complete discussion of these projects, including a timeline that describes each phase, the estimated cost for each phase, when you anticipate beginning each phase and the length of time it will take you to complete each phase.

More detail has been added in response to this comment.

6.
We note your disclosure on page 4 that you will require additional funding to further implement your business plan and achieve revenues. Please disclose here the amount of funds necessary to complete your plan of operation and whether you have any current plans to raise such funds.

Detail has been added concerning necessary funding amounts.

The Offering, page 5

7.
Please clarify here and on your prospectus cover page whether you intend to contact a market maker to file an application so that your shares will be quoted on the OTC Bulletin Board.  In addition, disclose what steps you have taken in finding a market maker, if any.

Disclosure has been added concerning the market maker making the FINRA Form 211 filing and that there is no agreement yet with this broker dealer.

Determination of Offering Price, page 10

8.
We note your response to our prior comment 16 and reissue.  Your disclosure that the price was arbitrarily determined seems to contradict your disclosure that the selling shareholders purchased the shares from you for $.50, the same price at which the shares are being offered for resale.  Please revise to address the relationship between the prior purchase price and the current offering price or clarify that the prior purchase price had no bearing on the current offering price.

The language has been made consistent.

Holders of Record, page 14

9.
We note from your response to our previous comment 18 that the February 2014 issuance of 2,000,000 shares at $0.001 per share is the satisfaction of a liability for services received.  Please tell us when such services were received and how the related expense and liability was reflected in your financial statements.

The services were received during the fourth quarter of 2014 and are included in G&A expense.

Directors, Executive Officers, Promoters and Control Persons, page 17

10.
We note your response to our prior comment 20 and reissue in part.  It appears that Mr. Camacho may also be an officer and director of All in Allen LLC.  Please disclose the amount of time he devotes to All in Allen LLC and whether his involvement with All in Allen LLC creates any conflicts of interest.

We apologize for the confusion on the part of our counsel on this point.  All in Allen LLC is owned and controlled by Jeffrey Dambrosia.  Mr. Camacho is not involved in this company.  The prospectus language has been corrected as to this item.

Security Ownership of Certain Beneficial Owners and Management, page 18

11.	We note your response to our prior comment 22 and reissue. Please disclose the addresses of the persons listed as 5% holders of your common stock in the table on page 19.

Addresses have been added.

Business, page 21

12.
We note your response to our prior comment 25 and 26. Please describe here (a) the games you own, (b) how you acquired them, (c) whether you are currently selling them to the public or offering them for free and, if so, how, (d) your target market and how you reach or plan to reach such market and (e) whether you intend to sell the games to public or license the rights to use them and, if so, on what terms.

This disclosure has been added.

 Management’s Discussion and Anal ysis of Fin anc ial Condition and Results of Oper ation, page 23

13.
We note your response to our prior comment 28 and reissue. Please provide a separately captioned and more detailed plan of operation that includes a timeline of the development of your business, the estimated cost of each phase, when you intend to begin each phase, how long each phase will take for you to complete and how you will obtain additional financing for the development of your business.

An additional, detailed paragraph has been added to address this comment.

Certain Relationships and Related Transactions, page 26

14.
We note your disclosure on page 39 that you purchased three newly developed poker games from an officer of the company.  Please disclose the terms of this transaction here pursuant to Item 404 of Regulation S-K or tell us why such disclosure is not required.

See items 12 and 13 above.

Promoters and Control Persons, page 26

15.
We note your response to our prior comment 32 and reissue in part. Please tell us whether Mr. Shinderman is a promoter of the company within the meaning of that term under Securities Act Rule 405.  We note, for example, that he appears to have received more than 10% of the company’s common stock for providing services to the company.

Mr. Shinderman has nothing to do with the Company’s operation.  He did not contribute property to found the Company.  It is the Company’s view that Mr. Shinderman is not a “promoter” of the Company.  Since the date of Amendment No. 1 to the S-1, Mr. Shinderman’s has reduced his holding to 1,600,000 shares through private transfers, which is less than 10%.

Executive Compensation, page 28

Summary Compensation Table, page 28

16.
Your statement on page 26 that your sole officer and director receives no compensation for his services seems to contradict your statement on page 26 that you accrued expenses for $30,000 for services provided by your director. Please revise for consistency and clarity.

This has been clarified by adding an additional sentence on page 28.

17.
We note your disclosure that Mr. Patelidas “received fees for service as stock.” Please tell us why you believe it is unnecessary to disclose such compensation in your summary compensation table or in a director compensation table.

Mr. Patelidas has been added to the compensation table.

Exhibit 4.1

18.
We note your response to our prior comment 40 that you “decided to close the offering and obtain [your] symbol.” We note, however, that your subscription agreement states that “[i]n the event the Minimum Offering is not received by November 1, 2013, or, if extended by [your] Board of Directors, an additional ninety (90) days thereafter, then all funds paid will be returned to the Subscriber.” Please explain to us why the subscriptions, which were held in escrow, were not returned to the subscribers when you failed to meet the minimum subscription condition and decided to close the offering. Please also tell us, with a view towards revised disclosure, whether you believe the purchasers in that offering may have a claim to have their funds returned given that you closed the offering without meeting the minimum offering amount.

Additional disclosure has been added in Part II, Recent Sales of Unregistered Securities addressing this comment.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Ron Camacho
President